AA Mission Acquisition Corp.
21 Waterway Avenue, STE 300 #9732

The Woodlands, TX 77380

July 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell and Ronald (Ron) E. Alper

RE:	AA Mission Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed on July 26, 2024
File No. 333-280511

Dear Ms. Howell and Mr. Alper,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, AA Mission Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 31, 2024, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

AA Mission Acquisition Corp.

By:	/s/ Qing Sun
Name: Title:	Qing Sun Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP